September 15, 2015

VIA EDGAR

CONFIDENTIAL

Kevin W. Vaughn, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Noah Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2014

Filed April 24, 2015

File No. 001-34936

Dear Messrs. Vaughn and Empie:

Noah Holdings Limited (the “Company”) thanks the staff of the Securities and Exchange Commission (the “Staff”) for its review of and comments on the Company’s annual report on Form 20-F filed on April 24, 2015 (the “2014 Annual Report”).

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Staff’s comments are set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company’s responses relate to the marked version of the 2014 Annual Report. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the 2014 Annual Report.

September 15, 2015

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 4. Information On the Company, page 45

Our Services, page 48

Internet Finance, page 49

1.	Please revise your disclosures throughout your filing regarding your recently created Internet Finance segment to address the following:

•	More clearly describe the services you are offering and expect to offer through this segment. As part of your description, clearly identify the extent to which you act as a loan originator and accept credit risk versus you act as a broker in arranging third party financing for your clients.

To address the Staff’s comment, the Company intends to include in its future Form 20-F filings a more detailed description of the Internet Finance segment, in substantially the same form set forth below (with such amendments as may be necessary to reflect changes in these businesses):

“Our Internet Finance segment, which we began reporting as a separate segment in 2014, utilizes our proprietary online platform and encompasses the following four types of services:

•	“Yuan Gong Bao” (Online private banking services - We introduced this service in the second quarter of 2014. It consists of online private banking products and services for white-collar professionals. These services utilize our online platform to extend the reach of our customized private banking services to the Internet. This allows our clients to access many of our personalized services on a 24-hour basis without having to schedule a meeting with one of our private banking professionals or brokers. We had 205 enterprise clients as of December 31, 2014. This platform initially provided private banking services to targeted professionals who work in these enterprises, and is now open to all professionals. The “Yuan Gong Bao” brand is owned by Shanghai Noah Yijie Finance Technology Co., Ltd.

•	“Rong Yi Tong” (Small short-term loans) – Starting in November 2013, we began providing small short-term loan services, for which we serve as the loan originator and assume credit risk. We include Rong Yi Tong in our Internet Finance segment since it benefits from synergies with other services that we offer as part of this segment and is operated by the same personnel. This service also allows us to introduce new loan products to our clients and broaden and deepen our relationships with them. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable.

•	“Ark P2P” (Online peer-to-peer lending for high net worth individuals) – For this service, we facilitate loans on a peer-to-peer basis. These loans are mainly collateralized by financial products held by the borrower. We act solely as a facilitator for these services, and do not assume credit risk or originate the loans ourselves. This was not a significant part of our overall business in 2014, and has remained at or below that level of significance in 2015 as we have shifted our focus to other business areas.

•	“Jintong Zhifu” (Online payment and related services) – In delivering this service, we facilitate online payments by our clients. Applicable laws and regulations in the PRC require a payment business license to operate online payment and related services. We are in the process of applying for such payment business license, and intend to engage in providing online payments and related services after we obtain such license. In the meantime, we are cooperating with qualified and duly licensed third parties to provide such services. There is no guarantee that we will be able to obtain the requisite payment business license and may need to continue to rely on third parties when providing these services.

September 15, 2015

Our Internet Finance segment generates service fees from clients for the services we provide as an agent, as well as interest income for the small short-term loans we provide.”

The Company supplementally advises the Staff that the short-term loans business is not significant within the overall operations of the Company in terms of revenues or costs. The Company recognized US$0.2 million and US$1.6 million interest income from short-term loans business as part of “other service fees” for the years ended December 31, 2013 and 2014, respectively, and the Company does not expect the relative significance of this business to materially increase in the foreseeable future.

•	Revise to more clearly explain whether your pre-existing loan business is operated and reported as part of your Internet Finance segment or is reported elsewhere. Clearly identify the line items in which your interest income and provisions for credit losses from this loan business are reported on your Statements of Operations.

The Company respectfully advises the Staff that the pre-existing loan business (“Rong Yi Tong”) is reported as part of our Internet Finance segment due to the reasons set forth above. Interest income is reported as part of “other service fees” in net revenue and provisions for credit losses are reported as “other operating expenses”. The Company will revise Note 2(m) and 2(x) to the consolidated financial statements in future Form 20-F filings in substantially the same form set forth below (the revised portions are in italics and underlined):

From November 2013, the Group started offering small short-term loan services. Revenue is recognized when there are probable economic benefits to the Group and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. Interest income is recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the ~~portfolio, an assessment of~~ individual ~~problem~~ loans and actual loss, delinquency, and/or risk rating experience of the loans ~~within the portfolio~~. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Company evaluates its allowance for loan losses on a quarterly basis or more often as deemed necessary.

September 15, 2015

Asset management Products, page 52

2.	We note that your assets under management (AUM) increased 59% during 2014 to RMB 49.7 billion, and increased an additional RMB 14.7 billion during the six months of 2015. In light these significant increases, and considering that AUM inflows are disclosed as the significant driver for your asset management business income during the respective periods, please provide the following information in future filings:

•	Provide a roll-forward of your AUM by investment strategy (i.e., equities, fixed income, other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

In response to the Staff’s comment above, the Company will revise in future Form 20-F filings the definition of “assets under management” or “AUM” as follows:

“assets under management” or “AUM” refers to the total value of the assets we manage without adjustment for any gain or loss from investment, for which we are entitled to receive fees, performance-based income or general partner capital;

The Company will revise future Form 20-F filings to include a roll-forward of our AUM for three years presented in substantially the same form as set forth below. The Company respectfully advises the Staff that the AUM presented in the roll-forward table below is on an historical cost basis, which does not include the effect of market appreciation or depreciation:

Product type	Typical Management fee rates chargeable by asset management segment	As of December 31, 2013		Funds Inflow	Funds Outflow	As of December 31, 2014
		(RMB in billions, except percentages)
Real estate funds and real estate funds of funds
-----Equity	0.5%-1%	5.0	16%	3	1.6	6.4	13%
-----Debt	0.4%-1.5%	18.9	60%	20.4	14.7	24.6	50%
Private equity funds of funds	0.7%-1%	4.0	13%	6.4	—	10.4	21%
Secondary market equity funds of funds	0.5%-1.5%	—	—	2.6	—	2.6	5%
Other fixed income funds of funds	0.8%-1.2%	3.4	11%	2.6	0.3	5.7	11%

All products		31.3	100%	35.0	16.6	49.7	100.0%

September 15, 2015

Product type	Typical Management fee rates chargeable by asset management segment	As of December 31, 2012		Funds Inflow	Funds Outflow	As of December 31, 2013
		(RMB in billions, except percentages)
Real estate funds and real estate funds of funds
-----Equity	0.5%-1%	2.3	29%	2.7	—	5.0	16%
-----Debt	0.4%-1.5%	4.9	62%	17.5	3.5	18.9	60%
Private equity funds of funds	0.7%-1%	0.7	9%	3.3	—	4.0	13%
Secondary market equity funds of funds	N/A	—	—		—		—
Other fixed income funds of funds	0.8%-1.2%	—	—	3.4	—	3.4	11%

All products		7.9	100%	26.9	3.5	31.3	100%

The Company respectfully advises the Staff that all private equity funds of funds and secondary market funds of funds are equity investments.

•	Disclose the typical fee rates earned for each product type or weighted average fee rate by investment strategy.

The Company respectfully advises the Staff that it will revise future Form 20-F filings to disclose typical fee rates earned for each product type. Please refer the tables above for the proposed format of the disclosure of such information. Typical management fee rates chargeable by the asset management segment represent the range of fee rates of funds covering more than 80% of our AUM.

3.	We note from your disclosure on pages 11, 48, 80, and elsewhere that you manage certain funds (including private equity funds) on which you earn or may earn performance-based income. In an effort to provide a more comprehensive understanding of the performance of each of your significant funds and the related performance-based income, and considering your anticipated growth in this area, please revise future filings to include the following information:

•	Identify each significant fund within each of your fund classifications (e.g., fixed income funds, private equity and venture capital funds, public market products, and other products, etc.), along with its inception date and maturity date or contractual end-date;

A substantial portion of the Company’s AUM generates performance-based income for the Company, including more than 100 of the funds the Company manages. The Company does not believe that any of these funds on their own are individually significant or would merit the type of fund-by-fund disclosure requested by the Staff, or that such disclosure would be helpful to investors. Instead, the Company proposes to include in future Form 20-F filings the following information regarding performance-based income, broken down by product type:

“The following table summarizes AUM with performance-based income terms as of December 31, 2014 and 2015, respectively.

Product type	As of December 31, 2014	As of December 31, 2015
	(RMB in billions)
Real estate funds and real estate funds of funds
-----Equity	6.4
-----Debt	—
Private equity funds of funds	6.9
Secondary market equity funds of funds	2.2
Other fixed income funds of funds	1.8

All products	17.3

September 15, 2015

We are entitled to receive performance-based income of real estate funds and real estate funds of funds as of fund liquidation. We are generally entitled to share 10% to 20% of the investment gain when it exceeds certain performance-based thresholds, which mostly correspond to annual returns of between 8% and 12%, depending on different projects and terms of investment. We do not accrue performance-based income for real estate funds and real estate funds of funds based on net asset value before fund liquidation. Performance-based income is only recognized during the stage of fund liquidation when the amount has been determined.

We are entitled to receive performance-based income relating to our private equity funds of funds as of fund liquidation. We are generally entitled to share 3%-5% of the investment gain when it exceeds certain performance-based thresholds, which generally correspond to accumulated return of at least 40%. We do not accrue performance-based income for private equity funds of funds based on net asset value before fund liquidation. Performance-based income is only recognized during the stage of fund liquidation when the amount has been determined.

We are entitled to receive performance-based income of our secondary market funds of funds as of the dates when investee funds are opened for redemption, dividend payment or when the funds mature. We are generally entitled to share 4% to 5% of the investment gain when it exceeds certain performance-based thresholds, which are usually 6% of principal or when the net asset value exceeds the previous highest net asset value. Performance-based income is recognized when performance-based income can be charged according to the relevant fund agreements, which is generally on a quarterly or semi-annual basis, based on the change of net asset value. Such performance-based income is not subject to clawback and as such there is no impact for any subsequent net asset value fluctuations.

Performance-based income of other fixed income funds of funds is not significant, and the Company does not expect material inflow of performance-based income related to other fixed income funds of funds in the foreseeable future.”

•	Disclose the current net asset value and the related performance-based income recognition threshold (if applicable);

Proposed disclosure has been included in the responses above.

September 15, 2015

•	Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance-based fee from the fund;

Proposed disclosure has been included in the responses above.

•	Identify the gains needed to cross the performance-based fee thresholds and/or percentages above or below the performance-based fee thresholds;

Proposed disclosure has been included in the responses above.

•	Disclose the amount of performance-based fees accrued as deferred revenue, the amount recognized in income to date, and the amount subject to clawback; and

The Company respectfully advises the Staff that it recognizes performance-based income only when the amount has been determined at the liquidation stage, or has been earned based on the net asset values in the case of the secondary market fund of funds. No performance-based income recognized by the Company is subject to any clawback conditions. Accordingly, the Company does not accrue performance-based fees as deferred revenue in its financial statements.

•	Include a brief explanation, if applicable, as to whether a change in the performance fee/carried interest threshold has occurred and if so, the extent of any changes.

The Company respectfully advises the Staff that it has not experienced any changes in its performance fee/carried interest thresholds.

Consolidated Financial Statements for the Years Ended December 31, 2012, 2013 and 2014, page F-1

Note 2. Summary of Principal Accounting Policies, page F-9

(m) Revenue Recognition, page F-16

4.	In light of the significant increases in the recognition of performance-based income and your stated expectations for more increases in the future, please address the following:

•	Tell us and disclose in future filings the amount of performance-based income recognized in the fiscal years ended December 31, 2013 and 2014 and for the first and second quarters of 2015.

The Company respectfully advises the Staff that the performance-based income is currently classified as “other service fees” in the consolidated statements of operations. No performance-based income was recognized in 2013 or before. In response to the Staff’s comment, the Company will disclose performance-based income as a separate line item in its future Form 20-F filings in substantially the same form as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Revenues:
Third-party revenues
One-time commissions	57,972,609	68,698,354
Recurring service fees	32,951,345	51,892,138
Performance-based income	—	4,000,493
Other service fees	5,065,113	4,863,984
Total third-party revenues	95,989,067	129,454,969
Related party revenues
One-time commissions	20,841,594	29,322,581
Recurring service fees	55,508,435	90,885,669
Performance-based income	—	12,256,786
Other service fees	979,839	328,556
Total related party revenues	77,329,868	132,793,592
Total revenues	173,318,935	262,248,561
Less: business taxes and related surcharges	(9,547,102)	(14,380,469)
Net revenues	163,771,833	247,868,092

September 15, 2015

The breakdown of revenues by revenue types for the first quarter and second quarter of 2015 is as follows:

	Three months ended
	March 31,	June 30,
	2015	2015
	$	$
Revenues:
Third-party revenues
One-time commissions	19,533,896	16,818,672
Recurring service fees	12,679,666	15,836,187
Performance-based income	4,228,154	15,423,350
Other service fees	2,832,069	4,535,532

Total third-party revenues	39,273,785	52,613,741

Related party revenues
One-time commissions	12,402,293	20,945,933
Recurring service fees	23,759,761	24,264,855
Performance-based income	—	361,645
Other service fees	22,576	4,089

Total related party revenues	36,184,630	45,576,522

Total revenues	75,458,415	98,190,263
Less: business taxes and related surcharges	(3,659,404)	(5,027,313)

Net revenues	71,799,011	93,162,950

•	In your future filings, revise this footnote as well as your Operating and Financial Review and Prospects section to clarify whether all performance-based income is classified as “other service fees” or distributed between “other service fees” and “recurring service fees.” If performance-based income comprises a portion of “recurring service fees,” revise your future disclosure to disaggregate the performance-based income amounts. Consider revising your tabular presentation on page 80 to present recurring service fees excluding recognized performance-based income with separate quantification of the amounts excluded, such that an investor may differentiate this component of recurring service fees, if applicable.

September 15, 2015

The Company respectfully advises the Staff that all performance-based income is included in “other service fees”. The Company will revise its future Form 20-F filings to separately disclose performance-based income.

•	Tell us and revise your accounting policy footnote in future filings to clearly describe your policy for recognizing performance-based income such that a reader can clearly understand whether you are following Method 1 or Method 2 as set forth in ASC 605-20-S99. Clearly describe any relevant clawback provisions and the related clawback triggers (if any).

The Company respectfully advises the Staff that the Company follows Method 1 as set forth in ASC 605-20-S99, (i.e., performance-based income is not recognized until the end of the contract term). In response to the Staff’s comment, the Company will revise its future Form 20-F filings to add the following accounting policy for recognizing performance-based income to Note 2(m) to the consolidated financial statements:

“Performance-based Income

In a typical arrangement in which the Group serves as fund manager, except for secondary market funds of funds, the Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Group does not record any performance-based income until the end of the contract term.

Beginning in 2015, for certain secondary market products for which the Group provides recurring services, including both the funds for which the Group serves as distribution channel and the funds of funds for which the Group acts as the fund manager, the performance-based income may also include a variable performance fee contingent upon the performance of the underlying investment in the measurement period, typically calculated at the end of the measurement period and settled subsequently. Such performance-based fee is not subject to clawback provisions and is recognized when the contingent criteria are met at the end of the measurement period.”

Note 9. Loans Receivable, Net, page F-27

5.	We note your table presenting the activity in the allowance for loan losses on page F-27. Further, we note that you had no charge-offs for each of the years ended December 31, 2013 and 2014, but you reported $212,423 of recoveries for the year ended December 31, 2014. Please address the following items:

•	Tell us and revise your footnotes to describe your charge-off policy.

The Company respectfully advises the Staff that a loan is charged off when it is delinquent for more than 120 days. In response to the Staff’s comment, the Company will revise its future Form 20-F filings to add the following policy related to allowance for loan losses in Note 2(x) to the consolidated financial statements (the revised portions are in italics and underlined):

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the ~~portfolio, an assessment of~~ individual ~~problem~~ loans and actual loss, delinquency, and/or risk rating experience of the loans ~~within the portfolio~~. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary.

September 15, 2015

•	Explain and reconcile how you were able to report recoveries when no charge-offs were taken in either in the prior year (2013) or in the current year (2014).

The Company respectfully advises the Staff that the Company did not have any charge-offs or recoveries to date with respect to its small loan business. The $212,423 was related to the collections made with respect to loans for which allowances were previously provided in 2013 ($155,194) and 2014 ($57,229), which should have been reported as “reversal of allowance provided” instead of “recoveries”. The Company will revise the wording of the disclosure in its future Form 20-F filings.

*            *             *

If you have any questions regarding this submission, please contact our compliance counsel, Mr. Alan Seem of Shearman & Sterling LLP, at +1-650-838-3753 or aseem@shearman.com or contact me, the Chief Financial Officer of the Company, at ching.tao@noahwm.com.

Very truly yours,

/s/ Ching Tao

Ching Tao

Enclosures

cc:	Jingbo Wang, Co-founder, Chairman and Chief Executive Officer, Noah Holdings Limited
Alan Seem, Shearman & Sterling LLP
Grant Pan, Deloitte Touche Tohmatsu Certified Public Accountants LLP